SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Ruby Creek Resources, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

78116P 101

(CUSIP Number)

April 15, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78116P 101	Schedule 13G	Page 2 of 5 Pages

1	Name of Reporting Person: Liberty Asset Management, LLC 43-2111302

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power None

	6	Shared Voting Power None

	7	Sole Dispositive Power None

	8	Shared Dispositive Power 4,502,229

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,502,229

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 9.78%

12	Type of Reporting Person IA

CUSIP No. 78116P 101	Schedule 13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer: Ruby Creek Resources, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 750 3rd Avenue, 11th Floor New York, New York 10017

Item 2(a).	Names of Persons Filing: This Schedule 13G is being filed by Liberty Asset Management, LLC, a Pennsylvania limited liability company.
Item 2(b).	Address or Principal Business Office or, if none, Residence: The principal business address of Liberty Asset Management, LLC is 3570 Hamilton Blvd., Suite 301, Allentown, PA 18103
Item 2(c).	Citizenship: See Item 2(a) above.
Item 2(d).	Title of Class of Securities: Common stock, par value $0.001 (“Common Shares”).
Item 2(e).	CUSIP Number: 78116P 101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act.
(b)	☐	Bank as defined in section 3(a)(6) of the Act.
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

CUSIP No. 78116P 101	Schedule 13G	Page 4 of 5 Pages

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership:

(a)	Amount beneficially owned: 4,502,229
(b)	Percent of class: 9.78%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or to direct the vote: 0
	(iii)	Sole power to dispose or to direct the disposition of: 0
	(iv)	Shared power to dispose or to direct the disposition of: 4,502,229

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

As an investment adviser, the reporting person holds the securities on behalf of its clients, none of whose individual interests exceeds five percent.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.
Item 8.	Identification and Classification of Members of the Group:

Not applicable.
Item 9.	Notice of Dissolution of Group:

Not applicable.
Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 78116P 101	Schedule 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  April 19, 2012

LIBERTY ASSET MANAGEMENT, LLC.

By:	/s/ Richard E. Frable
Name: Richard E. Frable
Title: President